Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex,
Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30TH SEPTEMBER 2011

(Rs.in crore except as stated)
S. No.	Particulars	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 30.09.2010 (Unaudited)	Half Year ended 30.09.2011 (Unaudited)	Half Year ended 30.09.2010 (Unaudited)	Accounting Year ended 31.03.2011 (Audited)
1	(a) Net Sales/Income from Operations	4,799.72	2,902.42	8,969.44	6,090.39	15,295.00

	(b) Other Operating Income	2.03	3.28	4.94	4.76	15.29

	Total Income	4,801.75	2,905.70	8,974.38	6,095.15	15,310.29

2	Expenditure

	a. (Increase)/decrease in stock in trade and work in progress	9.05	(461.47)	(57.06)	(423.38)	(296.00)

	b. Consumption of raw materials #	4,341.52	2,978.66	8,097.03	5,698.46	13,976.21

	c. Purchases of traded goods	2.00	15.48	3.18	17.20	17.20

	d. Employees Cost	23.33	22.22	45.14	43.04	88.57

	e. Depreciation	37.51	38.22	75.35	76.29	152.65

	f. Other expenditure **	116.90	209.43	308.93	437.75	828.72

	Total Expenditure	4,530.31	2,802.54	8,472.57	5,849.36	14,767.35

3	Profit from Operations before Other Income, Interest & Exceptional Items	271.44	103.16	501.81	245.79	542.94
4	Other Income	393.52	447.34	783.11	996.53	1,608.80
5	Profit before Interest & Exceptional Items	664.96	550.50	1,284.92	1242.32	2,151.74
6	Interest & Finance Charges @	288.25	4.03	419.12	120.21	277.46
7	Profit from Ordinary Activities before tax after Exceptional Items	376.71	546.47	865.80	1122.11	1,874.28
8	Tax expenses including Current & Deferred	119.54	145.60	265.77	301.81	454.57
9	Net Profit from Ordinary activities after Tax	257.17	400.87	600.03	820.30	1,419.71
10	Extraordinary Items (net of tax)	—	—	—	—	—
11	Net Profit for the period after Extraordinary Items	257.17	400.87	600.03	820.30	1,419.71
12	Paid-up equity share capital (Face value of Re. 1 each)	336.12	336.12	336.12	336.12	336.12

13	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)					22,892.78

14	Earnings Per Share (Rs.) (Not annualised)*

	-Basic EPS	0.77 *	1.19 *	1.79 *	2.44 *	4.22

	-Diluted EPS	0.77 *	0.93 *	1.79 *	2.05 *	3.81
15	Public Shareholding (Excluding shares against which ADRs are issued)

	- Number of Shares	1,145,329,939	1,136,531,210	1,145,329,939	1,136,531,210	1,149,541,946

	- Percentage of Shareholding	34.07%	33.81%	34.07%	33.81%	34.20%
16	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—	—

	- Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)

(b)	Non-encumbered

	- Number of Shares	1,791,871,911	1,774,568,852	1,791,871,911	1,774,568,852	1,774,574,852

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	53.31%	52.80%	53.31%	52.80%	52.80%

	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss - Rs. 173.43 crore in Q2 FY 2011-12, Rs. 143.64 crore in H1 FY 2011-12, Rs. (6.14) crore in Q2 FY 2010-11, Rs. 17.69 crore in H1 FY 2010-11 & Rs. (79.92) crore in FY 2010-11.
**	Comprises (net) of exchange (gain)/loss - Rs. (65.68) crore in Q2 FY 2011-12, Rs. (65.83) crore in H1 2011-12, Rs. 1.08 crore in Q2 2010-11, Rs. 1.08 crore in H1 2010-11 & Rs. 5.86 crore in FY 2010-11.
@	Comprises (net) of exchange (gain)/loss - Rs. 177.16 crore in Q2 FY 2011-12, Rs. 193.93 crore in H1 FY 2011-12, Rs. (60.24) crore in Q2 FY 2010-11, Rs. (7.99) crore in H1 FY 2010-11 & Rs. 3.55 crore in FY 2010-11.
$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

S. No.	Segment Information	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 30.09.2010 (Unaudited)	Half Year ended 30.09.2011 (Unaudited)	Half Year ended 30.09.2010 (Unaudited)	Accounting Year ended 31.03.2011 (Audited)
1	Segment Revenue

a)	Copper	4,621.99	2,783.98	8,664.20	5,784.62	14,791.17

b)	Phosphoric Acid	224.70	140.91	387.62	361.70	619.11

c)	Others	—	—	—	—	—

	Total	4,846.69	2,924.89	9,051.82	6,146.32	15,410.28

	Less: Inter Segment Revenues	46.97	22.47	82.38	55.93	115.28
	Net Sales/Income from Operations	4,799.72	2,902.42	8,969.44	6,090.39	15,295.00
2	Segment Results

	(Profit before tax & interest)

a)	Copper	245.06	100.98	464.98	211.04	520.05

b)	Phosphoric Acid	29.29	12.02	49.86	55.02	59.91

c)	Others	(0.13)	(0.16)	(0.24)	(0.26)	(0.26)

	Total	274.22	112.84	514.60	265.80	579.70

	Less : Interest & Finance Charges	288.25	4.03	419.12	120.21	277.46

	Add: Other unallocable income net off expenses	390.74	437.66	770.32	976.52	1,572.04

	Profit before Tax	376.71	546.47	865.80	1,122.11	1,874.28

3	Capital Employed

	(Segment Assets less Segment Liabilities)

a)	Copper	5,380.78	4,465.76	5,380.78	4,465.76	3,596.36

b)	Phosphoric Acid	268.60	281.30	268.60	281.30	253.33

c)	Others	5.10	7.34	5.10	7.34	5.11

d)	Unallocated	17,940.42	18,384.12	17,940.42	18,384.12	19,374.10

	Total	23,594.90	23,138.52	23,594.90	23,138.52	23,228.90

STATEMENT OF ASSETS & LIABILITIES

(Rs. in crore)
Particulars	As at 30.09.2011 (Unaudited)	As at 30.09.2010 (Unaudited)
SHAREHOLDERS’ FUNDS

(a) Share Capital	336.12	336.12

(b) Reserves & Surplus	23,258.78	22,802.40

LOAN FUNDS	6,850.61	4,904.48

DEFERRED TAX LIABILITY (Net)	428.46	386.63

TOTAL	30,873.97	28,429.63

FIXED ASSETS	2,372.68	2,025.81

INVESTMENTS	4,781.72	12,050.99

CURRENT ASSETS, LOANS & ADVANCES

(a) Inventories	2,580.15	2,693.23

(b) Sundry Debtors	1,057.86	343.27

(c) Cash and Bank balance	1,792.96	2,038.03

(d) Other Current Assets	89.51	52.02

(e) Loans & Advances	20,629.19	10,541.24

Less : Current Liabilities & Provisions

(a) Current Liabilities	2,252.19	944.16

(b) Provisions	177.91	370.80

Net Current Asset	23,719.57	14,352.83

TOTAL	30,873.97	28,429.63

Notes:-

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 24th October, 2011 approved the above results and its release.
2	The Board declared an interim dividend of Re. 1 each on equity share of face value of Re. 1/- each (i.e @ 100%). The record date for the payment of interim dividend is 1st November 2011.
3	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4% Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 75.05 crore and Rs.139.46 crore for the quarter and half year ended 30th September 2011, interest & finance charges would have been lower by Rs 26.07 crore and Rs. 53.82 crore for the quarter and half year ended 30th September 2011 and profit after tax would have been lower by Rs. 33.83 crore and Rs. 59.41 crore for the quarter and half year ended 30th September 2011 respectively.
4	On the Special Leave Petition (SLP) filed by the Company, Hon’ble Supreme Court of India vide order dated 01.10.2010 had stayed the operation of the judgement of Hon’ble Madras High Court directing closure of Copper Smelter Unit at Tuticorin. The Hon’ble Supreme Court has directed the Tamilnadu Pollution Control Board (TNPCB) to issue directions, to the copper smelter to implement the improvement measures suggested by National Environment Engineering Research Institute (NEERI), Central Pollution Control Board (CPCB) and TNPCB. The Supreme Court has directed that the case be listed in the first week of January 2012. Interim stay order granted by the Supreme Court continues and the unit continues to operate at rated capacity.
5	MoEF has rejected the forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of Bauxite to the alumina refinery of Vedanta Aluminium Limited (“VAL”), an associate of the Company. OMC has filed a petition in the Hon’ble Supreme Court and the hearing is fixed for January 2012. MOEF has also denied VAL’s application for expansion of alumina refinery, which was challenged by VAL before the Hon’ble Orissa High Court. The Hon’ble Orissa High Court has upheld the order of the MoEF. VAL has filed a review petition in the Hon’ble Orissa High Court for review of the judgment. The management of the Company has evaluated and considered good, its loans granted and investment made in VAL.
6	The net foreign exchange (gain)/loss recognised in the above results are as follows:

Particulars	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 30.09.2010 (Unaudited)	Half Year ended 30.09.2011 (Unaudited)	Half Year ended 30.09.2010 (Unaudited)	Accounting Year ended 31.03.2011 (Audited)
Net foreign exchange (gain)/loss	284.91	(65.30)	271.74	10.78	(70.51)

7	“Others” business segment represents Aluminium Foils division.
8	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 – Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.
9	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th September 2011: Beginning 0, Received 23, Disposed off 22, Pending 1.
10	Previous Period/Year figures have been regrouped / rearranged / reworked / restated wherever necessary.

By order of the Board

Place: Dated :	Mumbai 24th October, 2011	Anil Agarwal Chairman

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex,
Madurai ByPass Road, TV Puram P.O., Tuticorin. Tamilnadu-628002

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30TH SEPTEMBER 2011

	(Rs. in crore except as stated)
S. No.	Particulars	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 30.09.2010 (Unaudited)	Half Year ended 30.09.2011 (Unaudited)	Half Year ended 30.09.2010 (Unaudited)	Previous accounting Year ended 31.03.2011 (Audited)
1	a) Net Sales/Income from Operations	10,133.84	6,028.98	19,957.84	11,953.48	30,248.06
	b) Other Operating Income	61.86	55.37	98.56	86.46	180.44

	Total Income	10,195.70	6,084.35	20,056.40	12,039.94	30,428.50

2	Expenditure
	a) (Increase)/decrease in stock in trade and work in progress	1.38	(393.46)	(68.43)	(639.80)	(565.72)
	b) Consumption of raw materials #	4,817.64	3,148.51	9,200.29	6,072.08	14,937.97
	c) Purchases of traded goods	2.00	15.48	3.18	17.20	17.20
	d) Employees Cost	396.98	222.52	782.01	506.21	1,131.65
	e) Depreciation	445.04	212.34	865.05	429.38	1,030.13
	f) Power, Fuel & Water	1,056.76	574.38	2,032.38	1,132.80	2,379.57
	g) Other expenditure **	1,438.91	988.00	2,866.65	1,939.19	4,478.36

	Total Expenditure	8,158.71	4,767.77	15,681.13	9,457.06	23,409.16

3	Profit from Operations before Other Income, Interest & Exceptional Items	2,036.99	1,316.58	4,375.27	2,582.88	7,019.34
4	Other Income ^	597.24	577.85	1,438.88	1,269.35	2,480.65
5	Profit before Interest & Exceptional Items	2,634.23	1,894.43	5,814.15	3,852.23	9,499.99
6	Interest & Finance Charges @	355.86	(0.32)	529.84	126.53	309.49
7	Profit after Interest but before Exceptional Items	2,278.37	1,894.75	5,284.31	3,725.70	9,190.50
8	Exceptional expenses	29.92	21.16	34.34	21.16	56.82
9	Profit from Ordinary Activities before tax after Exceptional Items	2,248.45	1,873.59	5,249.97	3,704.54	9,133.68
10	Tax expenses including Current & Deferred	504.87	455.52	1,118.60	823.98	1,811.64
11	Net Profit from Ordinary activities after Tax	1,743.58	1,418.07	4,131.37	2,880.56	7,322.04
12	Extraordinary Items (net of tax)	—	—	—	—	—
13	Net Profit for the period after Extraordinary Items	1,743.58	1,418.07	4,131.37	2,880.56	7,322.04
14	Minority Interest	502.99	385.33	1,144.98	760.91	1,994.53
15	Consolidated share in the Profit/(Loss) of Associate	(242.81)	(24.71)	(348.88)	(103.19)	(284.99)
16	Net Profit after tax attributable to Consolidated Group after Exceptional Items	997.78	1,008.03	2,637.51	2,016.46	5,042.52
17	Paid-up equity share capital (Face value of Re. 1 each)	336.12	336.12	336.12	336.12	336.12

18	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)					41,099.15
19	Earnings Per Share (Rs.) (Not annualised)*
	-Basic EPS	2.97 *	3.00 *	7.85 *	6.00 *	15.00
	-Diluted EPS	2.97 *	2.69 *	7.85 *	5.52 *	14.32
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	1,145,329,939	1,136,531,210	1,145,329,939	1,136,531,210	1,149,541,946
	Percentage of Shareholding	34.07%	33.81%	34.07%	33.81%	34.20%
21	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)

(b)	Non-encumbered
	- Number of Shares	1,791,871,911	1,774,568,852	1,791,871,911	1,774,568,852	1,774,574,852
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	52.80%	53.31%	52.80%	52.80%
	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss - Rs. 190.49 crore in Q2 FY 2011-12, Rs. 177.65 crore in H1 2011-12, Rs. (40.95) crore in Q2 FY 2010-11, Rs. 40.39 crore in H1 2010-11 & Rs. (36.70) crore in FY 2010-11.
**	Comprises (net) of exchange (gain)/loss - Rs. (128.22) crore in Q2 FY 2011-12, Rs. (135.83) crore in H1 2011-12, Rs. (20.90) crore in Q2 2010-11, Rs. (19.50) crore in H1 2010-11 & Rs. (19.37) crore in FY 2010-11.
^	Comprises (net) of exchange (gain)/loss - Rs. 202.94 crore in Q2 FY 2011-12, Rs. 143.98 crore in H1 2011-12, Rs. (2.90) crore in Q2 2010-11, Rs. (23.21) crore in H1 2010-11 & Rs. 3.44 crore in FY 2010-11.
@	Comprises (net) of exchange (gain)/loss - Rs. 201.01 crore in Q2 FY 2011-12, Rs. 228.49 crore in H1 2011-12, Rs. (71.51) crore in Q2 2010-11, Rs. (16.52) crore in H1 2010-11 & Rs. (21.72) crore in FY 2010-11.
$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

S. No.	Segment Information	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 30.09.2010 (Unaudited)	Half Year ended 30.09.2011 (Unaudited)	Half Year ended 30.09.2010 (Unaudited)	Previous accounting Year ended 31.03.2011 (Audited)
1	Segment Revenue
a)	Copper	5,129.41	2,906.97	9,633.33	5,812.88	15,158.62
b)	Aluminium	685.53	717.97	1,442.20	1,383.90	3,024.47
c)	Zinc, Lead and Silver	3,568.87	2,145.54	7,413.47	4,073.26	10,839.86
d)	Power	622.27	162.76	1,236.91	421.43	776.83
e)	Others	224.71	140.91	387.63	361.70	619.11

	Total	10,230.79	6,074.15	20,113.54	12,053.17	30,418.89

Less:	Inter Segment Revenues	96.95	45.17	155.70	99.69	170.83

	Net Sales/Income from Operations	10,133.84	6,028.98	19,957.84	11,953.48	30,248.06

2	Segment Results
	(Profit before tax & interest)
a)	Copper	309.03	157.86	600.11	345.61	837.84
b)	Aluminium	7.65	125.77	167.04	161.41	476.10
c)	Zinc, Lead and Silver	1,650.19	1,002.88	3,462.78	1,907.93	5,522.75
d)	Power	52.79	56.72	139.36	174.21	240.97
e)	Others	28.16	11.68	44.38	54.39	56.54

	Total	2,047.82	1,354.91	4,413.67	2,643.55	7,134.20

Less:	Interest & Finance Charges	355.86	(0.32)	529.84	126.53	309.49

Add:	Other unallocable income net off expenses	586.41	539.52	1,400.48	1,208.68	2,365.79

Less:	Exceptional expenses	29.92	21.16	34.34	21.16	56.82

	Profit before tax	2,248.45	1,873.59	5,249.97	3,704.54	9,133.68

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	6,373.36	5,409.09	6,373.36	5,409.09	4,529.27
b)	Aluminium	8,705.89	6,919.07	8,705.89	6,919.07	7,377.21
c)	Zinc, Lead and Silver	13,700.98	8,308.25	13,700.98	8,308.25	13,560.57
d)	Power	10,182.18	6,808.37	10,182.18	6,808.37	8,270.77
e)	Others	235.38	320.61	235.38	320.61	383.10
f)	Unallocable	16,131.60	20,446.15	16,131.60	20,446.15	17,605.83

	Total	55,329.39	48,211.54	55,329.39	48,211.54	51,726.75

The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime and dore (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

STATEMENT OF ASSETS & LIABILITIES

			(Rs. in crore)
S. No.	Particulars	As at 30.09.2011 (Unaudited)	As at 30.09.2010 (Unaudited)
1	SHAREHOLDERS’ FUNDS
a)	Share Capital	336.12	336.12
b)	Reserves & Surplus	43,559.26	38,705.40
c)	Minority Interest	11,434.01	9,170.02
2	LOAN FUNDS	14,942.78	9,223.35
3	DEFERRED TAX LIABILITY (Net)	2,225.31	1,735.92

	TOTAL	72,497.48	59,170.81

1	FIXED ASSETS	36,453.91	25,456.28
2	INVESTMENTS	12,357.04	17,276.92
3	DEFERRED TAX Asset	11.77	—
4	CURRENT ASSETS, LOANS & ADVANCES
a)	Inventories	4,815.12	4,182.72
b)	Sundry Debtors	2,065.75	845.01
c)	Cash and Bank balance	10,349.29	7,406.00
d)	Other Current Assets	365.07	173.63
e)	Loans & Advances	13,741.56	8,305.33
5	Less : CURRENT LIABILITIES & PROVISIONS
a)	Current Liabilities	6,323.32	3,751.55
b)	Provisions	1,338.71	723.53

	NET CURRENT ASSET	23,674.76	16,437.61

	TOTAL	72,497.48	59,170.81

Notes:-

1	The consolidated and standalone results for the quarter and half year ended 30th September 2011 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on 24th October 2011 approved the above results and their release.
2	The Board declared an interim dividend of Re. 1 each on equity share of face value of Re. 1/- each (i.e @ 100%). The record date for the payment of interim dividend is 1st November 2011.
3	Exceptional expenses of Rs. 29.92 crore for the quarter and Rs. 34.34 crore for the half year ended 30th September 2011 represents amount incurred under Voluntary Retirement Scheme at a subsidiary engaged in Zinc, lead & Silver and Aluminium operations.
4	Consequent to acquisition of zinc business at Namibia, South Africa and Ireland in the second half of the FY 2010-11, the results for the quarter and half year ended 30th September 2011 are not strictly comparable with corresponding previous periods.
5	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 2.34 Crore for the half year ended 30th September 2011 (corresponding previous half year Rs. 2.34 crore) and the net profit after tax for the half year ended 30th September 2011 being lower by Rs. 1.58 crore (corresponding previous quarter Rs. 1.56 crore). This treatment, being in preference to the requirements of Accounting Standards, has been reported by the auditors.
6	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4% Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 75.05 crore and Rs.139.46 crore for the quarter and half year ended 30th September 2011, interest & finance charges would have been lower by Rs 26.07 crore and Rs. 53.82 crore for the quarter and half year ended 30th September 2011 and profit after tax would have been lower by Rs. 33.83 crore and Rs. 59.41 crore for the quarter and half year ended 30th September 2011 respectively.
7	On the Special Leave Petition (SLP) filed by the Company, Hon’ble Supreme Court of India vide order dated 01.10.2010 had stayed the operation of the judgement of Hon’ble Madras High Court directing closure of Copper Smelter Unit at Tuticorin. The Hon’ble Supreme Court has directed the Tamilnadu Pollution Control Board (TNPCB) to issue directions, to the copper smelter to implement the improvement measures suggested by National Environment Engineering Research Institute (NEERI), Central Pollution Control Board (CPCB) and TNPCB. The Supreme Court has directed that the case be listed in the first week of January 2012. Interim stay order granted by the Supreme Court continues and the unit continues to operate at rated capacity.
8	MoEF has rejected the forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of Bauxite to the alumina refinery of Vedanta Aluminium Limited (“VAL”), an associate of the Company. OMC has filed a petition in the Hon’ble Supreme Court and the hearing is fixed for January 2012. MOEF has also denied VAL’s application for expansion of alumina refinery, which was challenged by VAL before the Hon’ble Orissa High Court. The Hon’ble Orissa High Court has upheld the order of the MoEF. VAL has filed a review petition in the Hon’ble Orissa High Court for review of the judgment. The management of the Company has evaluated and considered good, its loans granted and investment made in VAL.
9	The Company has continued to account for its share of losses of its associate’s Company, Vedanta Aluminum Limited ( VAL) even though the carrying amount of the equity investment under the equity method has reduced to Nil. The additional losses to the extent of Rs. 216 Crore have been recognised in the above consolidated financial result as the Company intends to make additional equity investment in VAL to maintain its share of holding in that company.
10	The net foreign exchange (gain)/loss recognised in the above results are as follows:

	Rs. in Crore
Particulars	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 30.09.2010 (Unaudited)	Half Year ended 30.09.2011 (Unaudited)	Half Year ended 30.09.2010 (Unaudited)	Previous accounting Year ended 31.03.2011 (Audited)
Net foreign exchange (gain)/loss	466.22	(136.26)	414.29	(18.84)	(74.35)

11	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 – Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.
12	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

	Rs. in Crore
Particulars	Quarter ended 30.09.2011 (Unaudited)	Quarter ended 30.09.2010 (Unaudited)	Half Year ended 30.09.2011 (Unaudited)	Half Year ended 30.09.2010 (Unaudited)	Previous accounting Year ended 31.03.2011 (Audited)
Net Sales/Income from Operations	4,799.72	2,902.42	8,969.44	6,090.39	15,295.00
Profit Before Tax after exceptional items	376.71	546.47	865.80	1,122.11	1,874.28
Profit After Tax after extraordinary items	257.17	400.87	600.03	820.30	1,419.71

13	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th September 2011: Beginning 0, Received 23, Disposed off 22, Pending 1.
14	Previous Period/Year figures have been regrouped / rearranged / reworked / restated wherever necessary.

By order of the Board

Place:	Mumbai	Anil Agarwal
Dated :	24th October 2011	Chairman